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                             February 7, 2022

       Robert Grinberg
       Director and Chief Executive Officer
       Life Clips, Inc.
       18851 NE 29th Ave
       Suite 700 PMB# 348
       Aventura, FL 33180

                                                        Re: Life Clips, Inc.
                                                            Regulation A
Offering Statement on Form 1-A
                                                            Filed February 1,
2022
                                                            File No. 024-11514

       Dear Mr. Grinberg:

                                                        This is to advise you
that we do not intend to review your offering statement.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

              Please contact Michael Davis at 202-551-4385 or Celeste Murphy at 202-551-3257 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Life Sciences
       cc:                                              Jonathan Leinwand